UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
May 31, 2017

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Delaware	27-1288581

State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, $0.01 par value

Item 1. Fundamental Changes

As of May 31, 2017, Elio Motors, Inc. (the “Issuer”) entered into a Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust (“Racer Trust”) and a Third Amendment to Purchase and Sale Agreement with Racer Properties LLC.  These agreements are filed as exhibits to this report on Form 1-U.

As a result of these agreements, Racer Trust agreed to forbear on enforcing the payments due under the Issuer’s promissory note from October 1, 2016 to July 31, 2017.  If the Issuer receives net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Issuer’s debt or equity securities on or before July 31, 2017, the Issuer must pay to Racer Trust, on or before July 31, 2017, the sum of the unpaid monthly amounts due to Racer Trust under the promissory note.  Default interest of 18% per annum will continue accruing until the monthly payments of $173,500 are resumed on August 1, 2017.  In addition, the maturity date of the note was extended from July 1, 2017 to July 31, 2018.

The Issuer had agreed to use and develop the Shreveport, Louisiana manufacturing facility so as to create at least 1,500 new jobs by February 28, 2016, with a penalty of $5,000 for each full-time, permanent direct job that fell below the required amount.  This deadline was extended to July 1, 2017 and has again been extended to September 1, 2019.

Exhibit Index

Exhibit No.	Document
6.1	Forbearance Agreement with Racer Trust dated May 31, 2017
6.2	Third Amendment to Purchase and Sale Agreement with Racer Properties LLC dated May 31, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Connie Grennan
Connie Grennan
Chief Financial Officer and
Corporate Secretary

Date: June 6, 2017